Exhibit 99.1

MINEFINDERS CORPORATION LTD. TSX : MFL NYSE AMEX : MFN	Suite 2288-1177 West Hastings St. Vancouver, BC V6E 2K3 Tel. (604) 687-6263 Fax (604) 687-6267

NEWS RELEASE

MINEFINDERS RENEWS BASE SHELF PROSPECTUS

VANCOUVER, BRITISH COLUMBIA – DECEMBER 9, 2010  – Further to its news release of November 24, 2010, Minefinders Corporation Ltd. today reported that it has filed and received a receipt for a final short form base shelf prospectus with the securities regulatory authorities in each of the provinces of Canada, except in the province of Quebec, and a corresponding registration statement on Form F-10/A with the United States Securities and Exchange Commission (collectively, the "Final Base Shelf").

The Final Base Shelf permits Minefinders to offer and sell common shares, warrants to purchase common shares, share purchase contracts, subscription receipts and debt securities (collectively, the "Securities") or any combination thereof up to an aggregate offering size of US$250,000,000 during the 25-month period that the Final Base Shelf remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of offer and set forth in an accompanying shelf prospectus supplement. The net proceeds from the sale of the Securities, if any, are expected to be used to fund ongoing operating requirements, sustaining capital expenditures and development at the Dolores Mine, exploration activities, retirement of debt, potential future acquisitions and for general corporate purposes.

This news release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sale of these Securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

A copy of the prospectus included in the U.S. registration statement can be obtained upon request by contacting Investor Relations at the contact information below or electronically at www.sec.gov. A copy of the preliminary short form base prospectus is available electronically at www.sedar.com.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico.

Investor contacts:

Jonathan Hackshaw
Director of Corporate Communications

Toll Free: (866) 687-6263

Mike Wills
Investors Relations Representative

Toll Free: (866) 687-6263

Forward Looking Statements

This release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue" or similar terminology. Minefinders and its securities may be subject to important risk factors and uncertainties, both known and unknown, many of which are beyond Minefinders’ ability to control or predict. Those factors are described or referred to under the heading "Risk Factors" in Minefinders' Annual Information Form for the year ended December 31, 2009 and under the heading "Risks and Uncertainties" in Minefinders' Management's Discussion and Analysis for the quarter ended September 30, 2010, both of which are available on SEDAR at www.sedar.com. Although Minefinders has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Minefinders does not undertake to update any forward looking statements that are incorporated by reference, except in accordance with applicable securities laws.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release.